Exhibit 35.4

Subservicer Compliance Statement

The undersigned, a duly authorized officer of Sallie Mae, Inc., the Subservicer for the Nelnet Student Loan Trust 2008-3 (the “Trust”), does hereby certify that:

(a)	This certificate is delivered pursuant to Item 1123 of Regulation AB.

(b)       A review of the subservicing activities of the Subservicer as of December 31, 2008 and for the period January 1, 2008 through December 31, 2008 (the “Reporting Period”) and their performance under the subservicing agreement for the Trust, dated April 18, 2008 (the “Subservicing Agreement”), has been made under my supervision; and

(c)       To the best of my knowledge, based on such review, the Subservicer has fulfilled all of their obligations under the Subservicing Agreement for the Trust in all material respects through the Reporting Period.

March 30, 2009

/S/ JOHN F. REMONDI

John F. Remondi

Vice Chairman and Chief Financial Officer

Sallie Mae, Inc.